Exhibit (a)(5)(D)

October 4, 2010

Dear Partner

This morning, an announcement was made that Microsemi Corporation (NASDAQ: MSCC) has signed a definitive agreement to acquire Actel Corporation pursuant to which Microsemi is offering to purchase all outstanding shares of Actel’s common stock.

Microsemi is a leading, global manufacturer of high performance analog-mixed signal integrated circuits, high reliability semiconductor components, and subsystems. Microsemi serves premier companies in four broad markets: security and defense, aerospace, enterprise and commercial, and industrial and alternative energy.

The proposed acquisition creates a powerful combination that will deliver the industry’s most complete technology portfolio for applications where power, performance, efficiency and reliability are critically important. The addition of Actel’s programmable products to Microsemi’s portfolio deepens the value proposition to our mutual customer base and brings scale and new complimentary technology solutions across the aerospace, defense, industrial and commercial markets.

The transaction is expected to close in this quarter.

If you have questions, please refer to www.actel.com where we will continue to provide updates regarding the acquisition. As two publicly traded companies, we must follow legal regulations and restrictions that limit the scope of information we can share.

Thank you for your support and we look forward to our continued partnership.

Sincerely,

ADD NAME AND TITLE HERE

In connection with the tender offer commenced by Microsemi, the Company will file with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. The Company’s shareholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) after it is filed prior to making any decisions with respect to Microsemi’s tender offer because it will contain important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company may file with the SEC will be available at the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department at 650-318-4700. This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Microsemi’s tender offer or otherwise